As filed with the Securities and Exchange Commission on March 3, 2020

1933 Act File No. 333-236320

1940 Act File No. 811-23392

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO. __	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 9	☒

ARCA U.S. TREASURY FUND

(Exact name of Registrant as Specified in Charter)

4151 Redwood Ave., Suite 206
Los Angeles, CA 90066

(Address of Principal Executive Offices)

424-289-8068

(Registrant’s Telephone Number, including Area Code)

Copies of Information to:

Philip Liu, Esq.	Kelley A. Howes, Esq.	Susan I. Gault-Brown, Esq.
Arca Funds	Morrison & Foerster LLP	Morrison & Foerster LLP
4151 Redwood Ave., Suite 206	370 17th Street, Suite 4200	2000 Pennsylvania Avenue, NW
Los Angeles, CA 90066	Denver, CO 80202	Suite 6000
Washington, D.C. 20006-1888

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan. ☒

It is proposed that this filing will become effective ☒when declared effective pursuant to section 8(c).

If appropriate, check the following box:
☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-236320.
Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) of Arca U.S. Treasury Fund (as amended prior to the date hereof, the “Registration Statement”) is being filed solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and Exhibits (h), (k)(1), (k)(2), (k)(3), (k)(4), (k)(5), and (s)(4) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.

ARCA U.S. TREASURY FUND

PART C – OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements.

Part A:	None.

Part B:	Report of Independent Registered Public Accounting Firm Statement of Assets and Liabilities, Statement of Operations Notes to Financial Statements

2. Exhibits

(a)	(1)	Declaration of Trust dated November 2, 2018 (incorporated by reference from Exhibit (a)(1) to the Registration Statement on Form N-2 (File Nos. 333-228303 and 811-23392) filed on November 9, 2018).

	(2)	Amended and Restated Agreement and Declaration of Trust dated December 11, 2019 (incorporated by reference from Exhibit (a)(2) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(b)		By-Laws dated as of December 11, 2019 (incorporated by reference from Exhibit (b) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(c)		Not applicable

(d)		Not applicable

(e)		Dividend Reinvestment Plan (incorporated by reference from Exhibit (e) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(f)		Not applicable

(g)		Investment Advisory Agreement between the Registrant and Arca Capital Management, LLC (incorporated by reference to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on February 7, 2020).

(h)		Distribution Agreement between the Registrant and UMB Distribution Services, LLC is filed herewith.

(i)		Not applicable

(j)		Custody Agreement between the Registrant and UMB Bank (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on May 28, 2020.

(k)	(1)	Fund Services Agreement between the Registrant and Gemini Fund Services, LLC is filed herewith.
	(2)	Compliance Services Agreement between the Registrant and Cipperman Compliance Services, LLC is filed herewith.
	(3)	Transfer Agent Agreement between the Registrant and DTAC LLC is filed herewith.
	(4)	Expense Limitation Agreement between the Registrant and Arca Capital Management, LLC is filed herewith.
	(5)	Blockchain Administration and Development Agreement between the Registrant and Arca Capital Management, LLC is filed herewith.

(l)	(1)	Opinion and Consent of Richards, Layton & Finger, P.A. (incorporated by reference from Exhibit (l)(1) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

	(2)	Consent of Morrison & Foerster LLP (incorporated by reference from Exhibit (l)(2) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(m)		Not applicable

(n)		Consent of RSM US LLP (incorporated by reference from Exhibit (n) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(o)		Not applicable

(p)		Initial Seed Capital Balance Sheet (incorporated by reference from Exhibit (p) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

(q)		Not applicable

(r)	(1)	Code of Ethics of the Fund (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on May 28, 2020.

	(2)	Code of Ethics of the Adviser (incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on May 28, 2020.

(s)		Powers of Attorney

	(1)	Power of Attorney of Philip Liu dated December 11, 2019 (incorporated by reference from Exhibit (s)(1) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

	(2)	Power of Attorney of Bruce Park dated December 11, 2019 (incorporated by reference from Exhibit (s)(2) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

	(3)	Power of Attorney of Daniel A. Strachman dated December 11, 2019 (incorporated by reference from Exhibit (s)(3) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

	(4)	Power of Attorney of Vance Jeffery Sanders dated March 2, 2021 is filed herewith.

	(5)	Power of Attorney of Jeffrey Gary dated December 11, 2019 (incorporated by reference from Exhibit (s)(5) to the Registration Statement on Form N-2 (File Nos. 333-236320 and 811-23392) filed on June 25, 2020).

Item 26.	Marketing Arrangements

Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution

SEC Registration fees	$12,970
FINRA fees	$0
Legal fees	$485,608
Blue Sky fees	$20,000
Accounting fees	$0
Transfer Agent fees	$24,000
Printing	$10,000
Total	$552,578

Item 28.	Persons Controlled by or Under Common Control with Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Arca Capital Management LLC, the Registrant’s investment adviser. Information regarding the ownership of Arca Capital Management is set forth in its Form ADV as filed with the SEC (File No. 801-118646).

Item 29.	Number of Holders of Securities as of March 1, 2021:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership.	17

Item 30.	Indemnification

Reference is made to Article VIII of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), filed as Exhibit 2(a)(2) to Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement (filed on January 24, 2020. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant will maintain insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. The trustees, officers and agents of the Trust will also be entitled to statutory protection under the Delaware Statutory Trust Act against personal liability for obligations of the Trust. The Trust will indemnify each of its trustees, officers and certain other persons against all liabilities and expenses reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding in which he or she may be involved, except for any liability arising by reason of bad faith, willful misconduct or gross negligence. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-118646), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

The Fund’s accounts, books and other documents are currently located at its offices, 4151 Redwood Ave., Suite 206, Los Angeles, California 90066, and at the offices of the following:

1.	The Custodian, with principal offices at 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106;

2.	The Administrator, with principal offices at 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022-3474; and

3.	The Transfer Agent, with principal offices at 655 Montgomery St., Floor 7, San Francisco, CA 94111.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

1.	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.

(a) The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (1) to include any prospectus required by Section 10(a)(3) of the Securities Act, (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) For purposes of determining any liability under the Securities Act, each post-effective amendment to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

(d) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 3rd day of March, 2021.

ARCA U.S. TREASURY FUND

By:	/s/ Philip Liu
Philip Liu
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 3rd day of March, 2021.

By:	/s/ Philip Liu
Philip Liu
Trustee and President

By:	/s/ Vance Jeffrey Sanders*
Vance Jeffrey Sanders
Treasurer (Principal Financial and Accounting Officer)

By:	/s/ Jeffrey J. Gary*
Jeffrey J. Gary
(Trustee)

By:	/s/ Bruce H. Park*
Bruce H. Park
(Trustee)

By:	/s/ Daniel A. Strachman*
Daniel A. Strachman
(Trustee)

*By:	/s/ Richard Malinowski
Richard Malinowski
Secretary

*	Pursuant to Powers of Attorney incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
(h)	Distribution Agreement between the Registrant and UMB Distribution Services, LLC
(k)(1)	Fund Services Agreement between the Registrant and Gemini Fund Services, LLC is filed herewith.
(k)(2)	Compliance Services Agreement between the Registrant and Cipperman Compliance Services, LLC
(k)(3)	Transfer Agent Agreement between the Registrant and DTAC LLC
(k)(4)	Expense Limitation Agreement between the Registrant and Arca Capital Management, LLC
(k)(5)	Blockchain Administration and Development Agreement between the Registrant and Arca Capital Management, LLC
(s)(4)	Power of Attorney of Vance Jeffery Sanders